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                     August 21, 2020

       Todd Ford
       Chief Financial Officer
       Coupa Software Inc
       1855 S. Grant Street
       San Mateo, CA 94402

                                                        Re: Coupa Software Inc
                                                            Form 10-K for the
Year Ended January 31, 2020
                                                            File No. 001-37901

       Dear Mr. Ford:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology